AB
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[redacted]

14049165

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46418

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ABACUS INTESRNATIONAL CAPITAL CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6 BOWERY 4TH FLOOR
(No. and Street)

NEW YORK (City) NEW YORK (State) 10013 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF O'CONNOR DAVIES
(Name – *if individual, state last, first, middle name*)

665 FITH AVENUE (Address) NEW YORK (City) NEW YORK (State) 10022 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section

MAR 04 2014

Washington DC
124

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KA
3/26

OATH OR AFFIRMATION

I, JILL SUNG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ABACUS INTERNATIONAL CAPITAL CORP., as of DECEMBER 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President
Title

Notary Public

Celia E. Maldonado
Notary Public, State of New York
Qualified in Kings County
Comm. Expires March 14, 2017
No. 01MA6123834

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Abacus International Capital Corp.

SEC ID No. 8-46418

Financial Statements and
Supplemental Schedules

December 31, 2013

Abacus International Capital Corp.

Table of Contents
December 31, 2013

PKF
O'CONNOR
DAVIES

PKF

Independent Auditors' Report

The Board of Directors
Abacus International Capital Corp.

We have audited the accompanying financial statements of Abacus International Capital Corp. (the "Company") which comprise the statements of financial condition as of December 31, 2013, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 ("SEA"), and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

PKF O'CONNOR DAVIES, a division of O'CONNOR DAVIES, LLP
665 Fifth Avenue, New York, NY 10022 | Tel: 212.867.8000 | Fax: 212.286.4080 | www.odpkf.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Abacus International Capital Corp. as of December 31, 2013, and the results of its operations, and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of a Matter

As more fully described in Notes 1 and 5 to the financial statements, the Company has historically obtained financial support from, and has material transactions with, its Parent. Because of this relationship, it is possible that the terms of these transactions are not the same as those that would result from transactions between unrelated parties. Our opinion is not modified with respect to this matter.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The accompanying supplemental information shown on pages 12 and 13 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by SEA Rule 17a-5. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

PKF O'Connor Davies

February 28, 2014

Abacus International Capital Corp.

Statement of Financial Condition
December 31, 2013

Assets		
Cash and cash equivalents	$	66,282
Deposits with clearing organization		14,896
Investment securities at fair value		11,949
Receivable from parent company		16,740
Prepaid expenses and other assets		13,189
Total assets	$	123,056
Liabilities and Stockholder's Equity		
Liabilities		
Accrued expenses	$	9,116
Payable to the parent company		15,366
Total Liabilities		24,482
Stockholder's Equity		
Common stock, no par value; 200 shares authorized, issued and outstanding		500
Paid-in capital		1,214,375
Accumulated Deficit		(1,116,301)
Total Stockholder's Equity		98,574
Total Liabilities and Stockholder's Equity	$	123,056

See notes to financial statements

Abacus International Capital Corp.

Statement of Operations
Year Ended December 31, 2013

Revenue		
Commissions	$	11,841
Gain on change in fair value of investment securities		4,452
Interest and dividends		75
Total revenue		16,368
Expenses		
Compensation and benefits	$	61,023
Occupancy		52,141
Floor brokerage, exchange and clearance fees		14,334
Communication and data processing		8,973
Insurance		13,735
Professional fees		9,000
Dues and subscriptions		1,800
Quotes		1,756
Regulatory fees		1,163
Other operating		2,773
Total Expenses		166,698
Loss Before Income Tax Benefit		(150,330)
Income Tax Benefit		(67,649)
Net Loss	$	(82,681)

See notes to financial statements

Abacus International Capital Corp.

Statement of Changes in Stockholder's Equity
Year Ended December 31, 2013

	Common Stock		Additional Paid-In Capital		Accumulated Deficit		Total
Balance at January 1, 2013	$	500	$	1,114,375	$	(1,033,620)	$	81,255
Capital Contribution		-		100,000		-		100,000
Net Loss		-		-		(82,681)		(82,681)
Balance at December 31, 2013	$	500	$	1,214,375	$	(1,116,301)	$	98,574

See notes to financial statements

Abacus International Capital Corp.

Statement of Cash Flows
Year Ended December 31, 2013

Cash Flows from Operating Activities		
Net loss	$	(82,681)
Adjustments to reconcile net loss to net cash from operating activities		
(Increase) decrease in operating assets:		
Receivable from the parent company		(1,699)
Fair value of investments		(4,452)
Deposits with clearing organization		(770)
Prepaid expenses and other assets		393
Increase (decrease) in operating liabilities:		
Accrued expenses and other liabilities		1,365
Payable to the parent company		(2,163)
Net Cash used in Operating Activities		(90,007)
Cash Flows from Financing Activities		
Capital contribution		100,000
Net Change in Cash and Cash Equivalents		9,993
Cash and Cash Equivalents		
Beginning of year		56,289
End of year	$	66,282

See notes to financial statements

1. Nature of Operations

Abacus International Capital Corp. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is wholly-owned by Abacus Federal Savings Bank (the "Parent Company"). The Company offers securities transaction services to its customers.

The Company is engaged in a single line of business as a securities broker-dealer that comprises agency transactions. The Company acts as a broker-dealer and is exempt from SEC Rule 15c3-3 under paragraph k(2)(ii) since it uses other security firms for clearing.

Securities transactions are cleared through Sterne Agee & Leach, Inc. ("Sterne Agee") pursuant to an agreement between the Company and Sterne Agee. Customers are introduced and cleared on a fully disclosed basis. The Company is not responsible for compliance with Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, because Sterne Agee, as defined by such rules, carries all customer accounts.

The Company has historically funded operations through capital contributions from the Parent Company. Accordingly, future operations are dependant on continued future support from the Parent Company.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Statement of Cash Flows

The Company considers cash on hand and amounts due from depository institutions having an initial maturity of three months or less as cash and cash equivalents for purposes of the statement of cash flows.

Revenue Recognition

Securities transactions and related commission revenue and expense are recorded on a trade date basis.

Financial Instruments with Off-Balance-Sheet Risk

In the normal course of its business and under standard contract terms included in the correspondent agreement with its clearing broker, the Company has agreed to indemnify the clearing broker from damages or losses resulting from customer transactions. The Company is, therefore, exposed to off-balance-sheet risk of loss in the event that customers are

unable to fulfill contractual obligations under margin accounts. Such margin accounts had a balance of $15,232 at December 31, 2013.

Since its inception, the Company has never been required to make a payment under this indemnification. In addition, the Company believes that it is unlikely it will have to make material payments under this indemnity. In the event the Company has to make a payment under this indemnity, the financial guarantee would be recorded at fair value.

Fair Value of Financial Instruments

The carrying amount of the Company's financial instruments (such as cash, deposits with clearing organization, receivables and payables, and accrued expenses), except for investment securities, approximate their fair value because of the short maturity of the instruments. Investment securities consist of equity positions in corporate stocks recorded at fair value through earnings.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealer and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash accounts in financial institutions which periodically exceed federally insured limits.

Loss Contingencies

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are such matters that will have a material effect on the financial statements.

Income Taxes

The Company is included in the consolidated federal and state income tax returns of the Parent Company and its subsidiaries. The consolidated group of entities of the Parent Company follows a policy of allocating the federal and state consolidated tax liability among the participants generally in proportion to their contribution to the consolidated taxable income amounts.

Accounting guidance related to accounting for uncertainty in income taxes sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. Currently, the Company has no uncertain tax positions.

Income tax expense (benefit) is allocated by the Parent and consists of the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities,

computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

Subsequent Events

Accounting guidance requires the Company to evaluate the events and transactions that occur after the statement of financial condition date but before the date the financial statements are issued, or available to be issued in the case of non-public entities. Entities are required to recognize in the financial statements the effect of all events or transactions that provide additional evidence of conditions that existed at the statement of financial condition date including the estimates inherent in the consolidated financial preparation process. Entities shall not recognize the impact of events or transactions that provide evidence about conditions that did not exist at the statement of financial condition date but arose after that date. Entities are also required to disclose the date through which subsequent events have been evaluated. Management has reviewed events occurring through February 27, 2014, the date the financial statements were available to be issued, and has concluded that no subsequent events have occurred requiring accrual or disclosure.

3. Fully-Disclosed Clearing Agreement

The Company has a fully-disclosed clearing agreement with Sterne, Agee & Leach, Inc. (Sterne Agee) whereby customer accounts are cleared and carried by Sterne Agee. In accordance with that agreement, a deposit is required by the Company's clearing broker to secure amounts receivable from the Company and bears interest at current market rates.

4. Income Taxes

The components of the income tax benefit for 2013 were as follows:

Current	$ (69,341)
Deferred	1,692
	$ (67,649)

The difference between the expected income tax benefit (computed by applying the U.S. Federal corporate income tax rate of 34% to the loss before income tax benefit) for the year ended December 31, 2013 and the reported income tax benefit was as follows:

Federal income tax benefit at statutory tax rates	$ (51,112)
State and local income tax benefit, net of related federal benefit	(16,537)
	$ (67,649)

At December 31, 2013, the Company has a net deferred tax liability amounting to $1,692, which is related to a change in fair value of investment securities.

5. Related Parties

The Company has an agreement with the Parent Company whereby the Parent Company incurs and pays all of the Company's overhead and administrative costs. The amount of $60,902 was allocated to the Company in 2013.

In the ordinary course of business, the Company enters into transactions with the Parent Company and affiliates. At December 31, 2013, balances relating to such transactions were as follows:

Assets	
Cash	$ 1,551
Receivable from the Parent Company	16,740
	$ 18,291
Liabilities	
Payable to the Parent Company	$ 15,366
Operating Expenses	
Communication and data processing	$ 2,170
Occupancy	52,141
Other	6,591
	$ 60,902

The Company subleases office space from the Parent Company. The Parent Company allocates its rental costs to the Company based on square footage. Future minimum lease payments are as follows:

2014	$ 42,177
2015	43,023
Total	$ 85,200

Rent expense was $41,366 in 2013.

6. Fair Value

A fair value hierarchy that prioritizes the inputs to valuation methods is used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The fair values of securities are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs).

Assets and Liabilities Measured on a Recurring Basis

Assets that are measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements at December 31, 2013 Using		
Description	**(Level 1) Quoted Prices in Active Markets for Identical Assets**	**(Level 2) Significant Other Observable Inputs**	**(Level 3) Significant Unobservable Inputs**
Assets:			
Investment securities:			
Corporate equity securities – financial	$ 11,949	$ -	$ -

7. Cash Reserve Computation

The Company is exempt from the provisions of Rule 15c3-3, Customer Protection: Reserves and Custody of Securities, under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph k(2)(ii) of the Rule.

8. Net Capital Requirements

Pursuant to the Uniform Net Capital Rule (rule 15c3-1) of the Securities and Exchange Commission, the Company is required to maintain minimum net capital, as defined. Further, the rule requires that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1.

At December 31, 2013, the Company had net capital of $66,555 which was $61,555 in excess of its required net capital of $5,000. The Company's net capital ratio was .37 to 1.

Abacus International Capital Corp.

Supplementary Information
Pursuant to Rule 17a-5 Under the
Securities Exchange Act of 1934

As of December 31, 2013

Abacus International Capital Corp.

Schedule of the Computation of Net Capital Under
Securities and Exchange Commission Rule 15c3-1
As of December 31, 2013

Total stockholder's equity from statement of financial condition	$	98,574
Deductions		
Non-allowable assets:		
Prepaid expenses and other assets		13,189
Receivable from parent company		16,740
		29,929
Net capital before haircuts on securities positions		68,645
Haircuts on securities		(2,090)
Net Capital		66,555
Aggregate indebtedness:		
Items included in statement of financial condition:		
Accrued expenses		9,116
Payable to the Parent Company		15,366
Total Aggregate Indebtedness liabilities	$	24,482
Percent of aggregate indebtedness to net capital		36.78%
Computation of basic net capital requirement:		
Minimum net capital required of 6.67% of aggregate indebtedness or $5,000, whichever is greater		5,000
Net capital		66,555
Excess net capital over minimum requirement	$	61,555
Net capital per computation contained in the Company's corresponding unaudited Form X-17a-5, Part IIA filing	$	66,555

Abacus International Capital Corp.

Schedule of the Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3
December 31, 2013

Abacus International Capital Corp. (the "Company") is not required to compute the Reserve Requirements or include Information Relating to the Possession or Control Requirements pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (the "Rule"), in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph k(2)(ii) of the Rule.

See Independent Auditor's Report

PKF O'CONNOR DAVIES

PKF

Report of Independent Auditors on Internal Control Required By SEA Rule 17a-5(g)(1)

The Board of Directors
Abacus International Capital Corp.

In planning and performing our audit of the financial statements of the Abacus International Capital Corp. (the Company) as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Act of 1934 ("SEA"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by SEA Rule 17a-13; and,

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's ("SEC") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PKF O'CONNOR DAVIES, a division of O'CONNOR DAVIES, LLP
665 Fifth Avenue, New York, NY 10022 | Tel: 212.867.8000 | Fax: 212.286.4080 | www.odpkf.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the SEA and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA and other regulatory agencies that rely on SEA Rule 17a-5(g) in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PKF O'Connor Davies

February 28, 2014